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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.            )*

Alliance Bancshares California

(Name of Issuer)

Common Stock

(Title of Class of Securities)

01853V 107

(CUSIP Number)

Alliance Bancshares California, 100 Corporate Pointe, Suite 110, Culver City, CA 90230

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 31, 2004

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Potential persons who are to respond to the collection of the information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 01853V 107

1.	Name of Reporting Person. I.R.S. Identification Nos. of above person (entities only). Curtis S. Reis

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 934,615 8. Shared Voting Power 9,000 9. Sole Dispositive Power 934,615 10. Shared Dispositive Power 9,000

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 943,615

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐

13.	Percent of Class Represented by Amount in Row (11) 20.0

14.	Type of Reporting Person (See Instructions) IN

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SCHEDULE 13D

1. Security and Issuer

Security: Common Stock

Issuer:  Alliance Bancshares California

100 Corporate Pointe, Suite 110

Culver City, CA 90230

2. Identity and Background

(a)	Name of person filing: Curtis S. Reis.

(b)	Address of principal business office: 100 Corporate Pointe, Suite 110, Culver City, CA 90230.

(c)	Occupation: Chairman of the Board, Chief Executive Officer and President of the Issuer.

(d)	During the last five years, Mr. Reis was not convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	During the last five years, Mr. Reis was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activity subject to, federal or state securities laws on finding any violation with respect to such laws.

(f)	Citizenship: USA.

3. Source and Amount of Funds or Other Considerations

The funds used to purchase the securities of the Issuer resulting in the filing of this Schedule 13D were personal funds of Mr. Reis.

4. Purpose of Transaction

Mr. Reis has no plans or proposals of the type required to be described in the instructions to Item 4.

5. Interest in Securities of the Issuer

(a)	Mr. Reis owns beneficially 943,615 shares of Common Stock, representing 20.0% of the outstanding Common Stock, which includes: (i) 100,000 shares which may be acquired upon exercise of warrants; (ii) 25,000 shares which may be acquired upon conversion of convertible subordinated debentures; and (iii) 9,000 shares which may be acquired by Mr. Reis’ family trust upon conversion of the Issuer’s

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7% Series A Non-Cumulative Convertible Preferred Stock (the “Series A Preferred”). Mr. Reis disclaims beneficial ownership of the following shares of Common Stock beneficially owned by his wife through her individual retirement account: (i) 2,000 shares; (ii) 25,000 shares which may be acquired upon the conversion of convertible subordinated debentures; and (ii) 6,000 shares which may be acquired upon conversion of the Series A Preferred.

(b)	Mr. Reis has sole voting and disposition power with respect to the shares of Common Stock which he owns beneficially except for the 9,000 shares held by his family trust, with respect to which he shares voting and investment power with his spouse as co-trustee.

(c)	Recent transactions: On March 31, 2004, Mr. Reis’s family trust acquired beneficial ownership of 9,000 shares of Common Stock through the purchase of 9,000 shares of the Series A Preferred for a purchase price of $10.50 per share in a private placement effected by the Issuer.

(d)	Inapplicable.

(e)	Inapplicable.

6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

Mr. Reis has no contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to the securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, put or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

7. Material to be Filed as Exhibits

None.

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 12, 2004

/s/ CURTIS S. REIS

Curtis S. Reis

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